SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 21, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 21, 2008

TAM Starts New Flight Today to Orlando

Daily flight will depart Guarulhos International Airport in Sao Paulo

São Paulo, November 21, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) today begins operation of its new daily service to Orlando, Florida. This is the airline's 18th international destination, with flights also to New York and Miami.

The modern 210-seat Airbus A330 will be used, with 39 seats in Executive Class and 171 in Economy.

The flight will depart daily from Guarulhos International Airport in Sao Paulo at 11:30 a.m. (local time) and arrive in Orlando at 5:00 p.m. (local time). For the return trip, the flight will leave for Brazil at 6:50 p.m. (local time), arriving in Sao Paulo at 6:35 a.m. (local time).

TAM currently has 18 weekly flights between Brazil and New York City, as well as 28 flights to Miami. All flights accept and offer connecting flights.

The new route forms part of the company's strategy of selective growth in the international market. "Orlando is one of the most popular destinations for Brazilians both for vacations as well as business trips," says Paulo Castello Branco, Sales and Planning Vice President.

The availability of new destinations is part of the search for service excellence, one of TAM's three pillars of performance, together with management and technical-operational excellence.

For more information, reservations or to purchases tickets, call TAM's Service Center at 4002-5700 (state capitals) or 0800-570-5700 (other places), or visit http://www.tam.com.br

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Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	MVL Comunicação
Fax: (55) (11) 5582-8149	Phone: (55) (11) 3594- 0302 / 0303 / 0304 / 0305 / 0306
invest@tam.com.br	equipetam@mvl.com.br
www.tam.com.br/ir	TAM
Media Relations
www.tam.com.br
www.taminforma.com.br

About TAM:
TAM (www.tam.com.br) has been domestic market leader since July 2003, closing October with 51.8% market share. The company flies to 42 destinations in Brazil. With business agreements signed with regional companies, it reaches 79 different destinations in Brazil.  TAM's market share among Brazilian companies that operate international flights stood at 83.8% in October. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). TAM has code-share agreements that make it possible to offer seats on flights with international airlines, enabling passengers to travel to 64 other des tinations in the U.S., South America and Europe. A pioneer in Brazil's airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 5.2 million members and has by now issued more than 6.4 million tickets redeemed with frequent flyer points

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.